UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 1, 2023

Capitalworks Emerging Markets Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41108	98-1598114
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (202) 320-4822

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant	CMCAU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	CMCA	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CMCAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Definitive Material Agreement.

This section describes the material provisions of the Business Combination Agreement (as defined below) and certain related documents but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is filed herewith as Exhibit 2.1. Unless otherwise defined herein, capitalized terms used below have the meanings given to them in the Business Combination Agreement.

Business Combination Agreement

General Description of the Business Combination Agreement

On March 1, 2023, Capitalworks Emerging Markets Acquisition Corp., a Cayman Islands exempted company limited by shares (“CEMAC”), announced the execution of a definitive business combination agreement (the “Business Combination Agreement”) with Lexasure Financial Group Limited, a Cayman Islands exempted company limited by shares (together with its successors, “Lexasure”), Lexasure Financial Holdings Corp., a Cayman Islands exempted company limited by shares (“Pubco”), CEMAC Merger Sub Inc., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), Lexasure Merger Sub Inc., a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and, together with SPAC Merger Sub, the “Merger Subs”), CEMAC Sponsor LP, a Cayman Islands exempted limited partnership, in the capacity as the representative from and after the Effective Time (as defined below) for the shareholders of CEMAC and Pubco (other than the former Lexasure shareholders) (the “SPAC Representative”), and Ian Lim Teck Soon, an individual, in the capacity as the representative from and after the Effective Time for the former Lexasure shareholders (the “Seller Representative”), for a proposed business combination among the parties (the “Business Combination”). Pursuant to the Business Combination Agreement, Pubco will serve as the parent company of each of CEMAC and Lexasure following the consummation of the Business Combination.

Under the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters, (a) SPAC Merger Sub will merge with and into CEMAC, with CEMAC continuing as the surviving entity (the “SPAC Merger”), and in connection therewith each issued and outstanding security of CEMAC immediately prior to the effective time of the Mergers (as defined below) (the “Effective Time”) will no longer be outstanding and will automatically be canceled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (b) Company Merger Sub will merge with and into Lexasure, with Lexasure continuing as the surviving entity (the “Company Merger”, and, together with the SPAC Merger, the “Mergers”), and in connection therewith (i) the Lexasure shares issued and outstanding immediately prior to the Effective Time will be canceled in exchange for the right of the holders thereof to receive ordinary shares of Pubco (“Pubco Ordinary Shares”) and (ii) all convertible securities of Lexasure will be terminated; and (c) as a result of the Mergers, CEMAC and Lexasure will each become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and the documents and agreements ancillary to the Business Combination Agreement (the “Ancillary Documents”) and in accordance with applicable law (collectively, the “Transactions”).

Consideration; Earnouts

The total consideration to be paid by Pubco to Lexasure’s shareholders at the Closing (the “Merger Consideration”) will be an amount equal to $250,000,000 plus the amount of aggregate net proceeds actually received by Lexasure between signing and Closing of the Business Combination Agreement in respect of investments in Company securities. The Merger Consideration will be payable in new Pubco Ordinary Shares, each valued at a price per share equal to the price per share at which CEMAC public shareholders may redeem their CEMAC ordinary shares in connection with the Closing.

CEMAC public shareholders who do not redeem their CEMAC ordinary shares in connection with the Transactions will receive one Pubco Ordinary Share per CEMAC ordinary share.

In addition, the Lexasure shareholders will have the contingent right to receive up to an aggregate maximum of 5,000,000 additional Pubco Ordinary Shares (the “Earnout Shares”) as contingent consideration after the Closing based on Pubco, Lexasure and their respective subsidiaries achieving certain adjusted net income milestones for the fiscal years ending June 30, 2023 and June 30, 2024 (each such fiscal year, an “Earnout Year”), based on the PCAOB audited consolidated financial statements for Pubco for each such fiscal year filed with the U.S. Securities and Exchange Commission (“SEC”), as follows:

(i)	an aggregate of 2,500,000 Earnout Shares will be issued to the Lexasure shareholders in the event that adjusted net income for the Earnout Year ending June 30, 2023 is at least $18,000,000; and

(ii)	an aggregate of 2,500,000 Earnout Shares will be issued to the Lexasure shareholders in the event that the combined adjusted net income for both Earnout Years is at least $41,000,000.

If the applicable milestone described above is not met during the applicable Earnout Year(s), the Lexasure shareholders will not be entitled to receive any Earnout Shares in respect of such milestone.

Representations and Warranties of the Parties

The Business Combination Agreement contains a number of representations and warranties made by the parties as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, in each case relating to, among other things, organization and qualification, governing documents, capitalization, authority, no conflicts and absence of litigation. These representations and warranties, in certain cases, are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, customer relationships, operations, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. The representations and warranties made by the parties are customary for transactions similar to the Transactions.

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach thereof.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable best efforts to effect the Closing. The Business Combination Agreement also contains certain customary and other covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including but not limited to covenants regarding: (i) the provision of access to the parties’ respective properties, books and personnel; (ii) the operation of the parties’ respective businesses in the ordinary course of business; (iii) the provision by Lexasure of PCAOB-audited financial statements of Lexasure and its subsidiaries (collectively, the “Lexasure Companies”); (iv) CEMAC’s public filings; (v) no solicitation of, or entering into, any alternative competing transactions; (vi) no insider trading; (vii) notifications of certain breaches, consent requirements or other matters; (viii) efforts to consummate the Closing and obtain third party and regulatory approvals and efforts; (ix) further assurances; (x) public announcements; (xi) confidentiality; (xii) indemnification of directors and officers and tail insurance; (xiii) use of trust proceeds after the Closing; (xiv) efforts to support a transaction financing; (xvi) causing Pubco to enter into employment agreements with certain employees of Lexasure prior to the Closing; and (xvii) approving a new equity incentive plan for Pubco to take effect following the Closing.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately following the Closing to consist of seven individuals, as follows: (i) one individual that is designated by CEMAC prior to the Closing, (ii) one individual that is designated by Lexasure prior to the Closing from among three qualified director candidates recommended by CEMAC to Lexasure, who will be required to qualify as an independent director under the rules of the Nasdaq Capital Market (“Nasdaq”), and (iii) five other individuals that are designated by Lexasure prior to the Closing, at least three of whom will be required to qualify as an independent director under Nasdaq rules.

CEMAC and Pubco also agreed to jointly prepare with the assistance of Lexasure, and Pubco will file with the SEC, a registration statement on Form F-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the securities of Pubco to be issued to the shareholders of CEMAC and Lexasure, respectively, and containing a proxy statement for the purpose of soliciting proxies from the shareholders of CEMAC for the approval of the Business Combination Agreement and the matters relating to the Transactions to be acted on at the general meeting of the shareholders of CEMAC and providing such shareholders an opportunity to have their CEMAC ordinary shares redeemed in connection with the Closing in accordance with CEMAC’s governing documents (the “Closing Redemption”).

The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties, unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of CEMAC’s shareholders; (ii) Lexasure shareholder approval (although Lexasure shareholders with sufficient ownership to approve the Transactions have entered into Voting Agreements (as defined below) in support of the Transactions concurrently with the execution of the Business Combination Agreement); (iii) obtaining any material regulatory approvals and third-party consents; (iv) no law or order preventing or prohibiting the Transactions; (v) either CEMAC (immediately prior to the Closing) or Pubco (upon the consummation of the Closing) having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Closing Redemption and any transaction financing; (vi) appointment of the post-closing board of directors of Pubco in accordance with the Business Combination Agreement; (vii) Pubco having amended and restated its organizational documents in the form agreed by the parties; (viii) receipt of evidence that Pubco qualifies as a foreign private issuer; (ix) the effectiveness of the Registration Statement; and (x) the Pubco Ordinary Shares to be issued in connection with the Transactions having been approved for listing on Nasdaq.

In addition, unless waived by Lexasure and Pubco, the obligations of Lexasure, Pubco and the Merger Subs to consummate the Transactions are subject to the satisfaction of the following Closing conditions, amongst others, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of CEMAC being true and correct on and as of the Closing (subject to Material Adverse Effect); (ii) each of CEMAC and the SPAC Representative having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to CEMAC since the date of the Business Combination Agreement which is continuing and uncured; (iv) certain Ancillary Documents being in full force and effect as of the Closing; (v) CEMAC and Pubco having cash and cash equivalents, including funds remaining in CEMAC’s trust account (after giving effect to the completion and payment of the Closing Redemption) and the proceeds of any transaction financing, following the payment or deduction of CEMAC’s and Lexasure’s unpaid transaction expenses and indebtedness and other outstanding liabilities of CEMAC, in each case due and payable in cash at the Closing; and (vi) receipt by Lexasure of the Registration Rights Agreement and the Founder Registration Rights Agreement Amendment (each as defined below).

Unless waived by CEMAC, the obligations of CEMAC to consummate the Transactions are subject to the satisfaction of the following Closing conditions, amongst others, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Lexasure and Pubco being true and correct on and as of the Closing (subject to Material Adverse Effect on Lexasure or Pubco); (ii) Lexasure, Pubco, the Merger Subs and the Seller Representative having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Lexasure or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) certain Ancillary Documents being in full force and effect from the Closing; (v) receipt by CEMAC of the Registration Rights Agreement and the Founder Registration Rights Agreement Amendment duly executed by the parties thereto; (vi) any issued and outstanding convertible securities of Lexasure having been terminated without any consideration or liability; (vii) if applicable, certain contracts involving the Lexasure Companies having been terminated with no obligation or liability; and (viii) receipt by CEMAC of copies of certain duly executed employment agreements.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either CEMAC or Lexasure if the conditions to the Closing set forth in the Business Combination Agreement (the majority of which are summarized above) are not satisfied or waived by June 3, 2023 (the “Outside Date”), provided that (a) if CEMAC seeks and obtains an extension to consummate its business combination beyond CEMAC’s current deadline of June 3, 2023, CEMAC has the right by providing written notice thereof to Lexasure to extend the Outside Date for one or more additional periods equal in the aggregate to the shortest of (i) six additional months, (ii) the period ending on the last date for CEMAC to consummate its business combination pursuant to such extension (after giving effect to any automatic extension rights that CEMAC may obtain in such extension where it can extend its deadline to consummate a business combination without requiring an amendment to its organizational documents), and (iii) such period as determined by CEMAC.

In addition, the Business Combination Agreement may be terminated by CEMAC prior to the Closing (i) if Lexasure has not delivered PCAOB audited financials to CEMAC within 45 days after the date of the Business Combination Agreement; (ii) if Lexasure has not delivered certain PCAOB reviewed quarterly financials to CEMAC within 50 days after the date of the Business Combination Agreement; (iii) if Lexasure has delivered the above-referenced Lexasure financials to CEMAC but such documents reflect a materially worse consolidated financial position of the Lexasure Companies as of the respective dates thereof, or materially worse consolidated results of operations or cash flows of the Lexasure Companies for the periods indicated therein, than is reflected in the applicable draft financial statements delivered to CEMAC prior to execution of the Business Combination Agreement for the corresponding periods; (iv) prior to the initial filing of the Registration Statement with the SEC, if CEMAC is not satisfied in is sole discretion with its continuing due diligence investigation of certain matters; or (v) after the initial filing of the Registration Statement with the SEC, if certain Lexasure Companies have not received approval from the applicable governmental authorities of the extension from July 1, 2023 to January 1, 2024 of the time by which such Lexasure Companies must comply with specified regulatory requirements.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior to the Closing, including, among other reasons: (i) by mutual written consent of CEMAC and Lexasure; (ii) by either CEMAC or Lexasure if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by Lexasure for the uncured breach of the Business Combination Agreement by CEMAC or the SPAC Representative, such that the related Closing condition would not be met; (iv) by CEMAC for the uncured breach of the Business Combination Agreement by Lexasure, Pubco, a Merger Sub or the Seller Representative, such that the related Closing condition would not be met; (v) by either CEMAC or Lexasure if CEMAC holds its shareholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; (vi) by CEMAC if there has been a Material Adverse Effect on Lexasure or Pubco which is uncured or continuing; (vii) by Lexasure if there has been a Material Adverse Effect on CEMAC which is uncured or continuing; and (viii) by Lexasure if CEMAC’s Class A Ordinary Shares have become delisted from Nasdaq and are not relisted on the Nasdaq or the New York Stock Exchange within 60 days after such delisting.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to confidentiality, effect of termination, fees and expenses, trust fund waiver, miscellaneous and definitions to the foregoing) will terminate, no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination. Notwithstanding the foregoing, however, solely in the event that there is a valid and effective termination of the Business Combination Agreement by CEMAC for the uncured breach of the Business Combination Agreement by Lexasure, Pubco, a Merger Sub or the Seller Representative, such that the related Closing condition would not be met, then Lexasure will be obligated to pay a termination fee of $1,000,000 to CEMAC.

Trust Account Waiver

Lexasure, Pubco, the Merger Subs and the Seller Representative have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in CEMAC’s trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

SPAC Representative and Seller Representative

CEMAC Sponsor LP (the “Sponsor”), CEMAC’s sponsor, is serving as the SPAC Representative under the Business Combination Agreement and, in such capacity, will represent the interests of Pubco’s shareholders after the Closing (other than the former Lexasure shareholders) with respect to certain matters under the Business Combination Agreement. Ian Lim Teck Soon is serving as the Seller Representative under the Business Combination Agreement and, in such capacity, will represent the interests of the former Lexasure shareholders with respect to certain matters under the Business Combination Agreement, including with respect to the determination of any earnout due to the former Lexasure shareholders thereunder.

Governing Law

The Business Combination Agreement is governed by New York law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of the state and federal courts sitting in New York County, State of New York. Any disputes under the Business Combination Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in New York County, State of New York.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties, covenants and agreements were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms, but it is not intended to provide any other factual information about CEMAC, Pubco, Lexasure or any other party to the Business Combination Agreement. In particular, the representations and warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in CEMAC’s or Pubco’s public disclosures.

Key Ancillary Documents

This section describes the material provisions of certain Ancillary Documents but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of these Ancillary Documents, copies of each of which are filed herewith as exhibits. Shareholders and other interested parties are urged to read such Ancillary Documents in their entirety.

Voting Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, CEMAC and Lexasure have entered into voting agreements (collectively, the “Voting Agreements”) with certain Lexasure shareholders holding, in the aggregate, voting power sufficient to approve the Transactions. Under the Voting Agreements, each such Lexasure shareholder party thereto agreed, among other matters, to vote all of such Lexasure shareholder’s shares of Lexasure in favor of the Business Combination Agreement and the Transactions, and to otherwise take (or not take, as applicable) certain other actions in support of the Business Combination Agreement and the Transactions and the other matters to be submitted to the Lexasure shareholders for approval in connection with the Transactions, in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to CEMAC to vote such shares accordingly in the event that such shareholder fails to perform or otherwise comply with the covenants, agreements or other obligations set forth in the Voting Agreement. The Voting Agreements prevent transfers of the Lexasure shares held by such Lexasure shareholder party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the terms of the Voting Agreement.

The foregoing description of the Voting Agreements is subject to and qualified in its entirety by reference to the full text of the form of the Voting Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement or shortly thereafter, certain Lexasure shareholders entered into a lock-up agreement with Pubco and the SPAC Representative (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, the Lexasure shareholders party thereto agreed not to, during the period commencing from the Closing and ending on the 12-month anniversary of the Closing (subject to early release if (x) the last trading price of Pubco Ordinary Shares equals or exceeds $12.00 for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing or (y) Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers, provided that the transferred shares shall continue to be subject to the Lock-Up Agreement).

The foregoing description of the Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K.

Non-Competition Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement or shortly thereafter, certain direct or indirect Lexasure shareholders entered into non-competition and non-solicitation agreements (the “Non-Competition Agreements”) in favor of Lexasure, CEMAC and Pubco and their direct and indirect subsidiaries and their respective present and future successors and direct and indirect subsidiaries (“Covered Parties”), to be effective as of the Closing. Under the Non-Competition Agreements, the signatory thereto agrees not to compete with the Covered Parties during the five-year period following the Closing and, during such five-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

The foregoing description of the Non-Competition Agreements is subject to and qualified in its entirety by reference to the full text of the form of Non-Competition Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K.

Registration Rights Agreement

At or prior to the Closing, certain Lexasure shareholders will enter into a registration rights agreement (the “Registration Rights Agreement”) with Pubco and CEMAC, in form and substance to be mutually agreed by Lexasure and CEMAC (each acting reasonably), pursuant to which, among other matters, Pubco will agree to undertake certain registration obligations in accordance with the Securities Act and such shareholders will be granted customary demand and piggyback registration rights.

Founder Registration Rights Agreement Amendment

At or prior to the Closing, Pubco, CEMAC and the Sponsor (as well as any other parties necessary to effect such amendment) will enter into an amendment, in form and substance to be mutually agreed by Lexasure and CEMAC (each acting reasonably), to the registration rights agreement (the “Founder Registration Rights Agreement Amendment”) entered into by CEMAC and the Sponsor at the time of CEMAC’s initial public offering (the “Founder Registration Rights Agreement”). Under the Founder Registration Rights Agreement Amendment, the Founder Registration Rights Agreement will be amended to, among other things, add Pubco as a party and to reflect the issuance of Pubco Ordinary Shares pursuant to the Business Combination Agreement, and to reconcile with the provisions of the Registration Rights Agreement.

Sponsor Letter Agreement

In connection with the Business Combination Agreement, the Sponsor and Lexasure entered into a letter agreement (the “Sponsor Letter Agreement”) pursuant to which the Sponsor agreed to transfer to the Lexasure shareholders 500,000 of the Sponsor’s CEMAC Class B Ordinary Shares (or Pubco Ordinary Shares issued in exchange therefor in the Transactions) in the event that the Closing occurs and less than $20,000,000 in financing, in the aggregate, is raised by CEMAC, Pubco and/or Lexasure (other than from existing actual or potential investors of Lexasure, excluding Development Finance Institutions) prior to the later of the Closing and December 31, 2023 (including funds remaining in CEMAC’s trust account after giving effect to the Closing Redemption).

The foregoing description of the Sponsor Letter Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Letter Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this report are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on various assumptions, whether or not identified in this report and on the current expectations of CEMAC’s and Lexasure’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CEMAC and Lexasure. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include, without limitation, changes in business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, without limitation, the inability of the parties to successfully or timely consummate the Transactions; the failure to realize the anticipated benefits of the Transactions; the ability of CEMAC prior to the Transactions, and Pubco following completion of the Transactions, to maintain (in the case of CEMAC) and to obtain and maintain (in the case of Pubco) the listing of CEMAC’s shares prior to the Transactions, and, following the Transactions, Pubco’s shares, on the Nasdaq; costs related to the Transactions; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of CEMAC; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a transaction financing; the outcome of any legal proceedings that may be instituted against CEMAC, Pubco or Lexasure related to the Transactions; the attraction and retention of qualified directors, officers, employees and key personnel of CEMAC and Lexasure prior to the Transactions, and Pubco following the Transactions; the ability of Pubco to compete effectively in a highly competitive market; the ability to protect and enhance Lexasure’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in Lexasure’s industry; the uncertain effects of the COVID-19 pandemic or other public health matters; competition from larger companies that have greater resources, technology, relationships and/or expertise; the impact of pricing pressure and erosion; supply chain risks; risks to Lexasure’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Lexasure; the future financial performance of Pubco following the Transactions, including the ability of future revenues to meet projections; the ability of Pubco to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; Lexasure’s ability to execute its business plans and strategy; risks related to the fact that each of Lexasure and Pubco is incorporated in the Cayman Islands and governed by Cayman Islands law; and those factors discussed in CEMAC’s final prospectus dated November 30, 2021, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, in each case, under the heading “Risk Factors,” and set forth in other documents of CEMAC or Pubco filed, or to be filed, with the SEC. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement on Form F-4 and related proxy statement/prospectus and other documents to be filed by CEMAC or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of risks is not exhaustive.

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CEMAC nor Lexasure presently know or that CEMAC or Lexasure currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CEMAC’s and Lexasure’s current expectations, plans and forecasts of future events and views as of the date of this Current Report on Form 8-K. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CEMAC and Lexasure described above. CEMAC and Lexasure anticipate that subsequent events and developments will cause their assessments to change. However, while CEMAC and Lexasure may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing CEMAC’s or Lexasure’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

CEMAC, Lexasure and Pubco and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this report under the rules of the SEC. Information about the directors and executive officers of CEMAC is set forth in its Annual Report on Form 10-K for the year ended June 30, 2022, filed with the SEC on July 15, 2022, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Capitalworks Emerging Markets Acquisition Corp., 1345 Avenue of the Americas, 11th Floor, New York, New York 10105. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the CEMAC shareholders in connection with the proposed Transactions will be set forth in the registration statement on Form F-4 containing a proxy statement/prospectus to be filed by Pubco with the SEC with respect to the proposed Transactions. These documents can be obtained free of charge from the sources indicated herein.

Important Information About the Transactions and Where to Find It

This report relates to proposed Transactions between CEMAC and Lexasure. This report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Transactions described herein, CEMAC and Lexasure intend to file relevant materials with the SEC, including a registration statement on Form F-4 to be filed by Pubco, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all shareholders of CEMAC and Lexasure. CEMAC and Pubco will also file other documents regarding the proposed Transactions with the SEC. Before making any voting or investment decision, investors and security holders of CEMAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: stefan.r@capitalworksem.com. The preliminary and definitive proxy statement/prospectus, once available, and other materials filed with the SEC, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Non-Solicitation

This report does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination described herein and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits. The following exhibits are being filed herewith:

2.1*	Business Combination Agreement, dated as of March 1, 2023, by and among Capitalworks Emerging Markets Acquisition Corp., CEMAC Sponsor LP, Lexasure Financial Group Limited, Ian Lim Teck Soon, Lexasure Financial Holdings Corp., CEMAC Merger Sub Inc. and Lexasure Merger Sub Inc.
10.1	Form of Voting Agreement, dated as of March 1, 2023, by and among Capitalworks Emerging Markets Acquisition Corp., Lexasure Financial Group Limited, and the shareholder of Lexasure Financial Group Limited named therein.
10.2	Form of Lock-Up Agreement, dated as of March 1, 2023, by and among Lexasure Financial Holdings Corp., CEMAC Sponsor LP and the shareholder of Lexasure Financial Group Limited named therein.
10.3	Form of Non-Competition and Non-Solicitation Agreement, dated as of March 1, 2023, by the direct or indirect shareholder of Lexasure Financial Group Limited named therein in favor of and for the benefit of Lexasure Financial Holdings Corp., Capitalworks Emerging Markets Acquisition Corp. and Lexasure Financial Group Limited.
10.4	Sponsor Letter Agreement, dated March 1, 2023, by and between CEMAC Sponsor LP and Lexasure Financial Group Limited.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 7, 2023	Capitalworks Emerging Markets Acquisition Corp.

	By:	/s/ Roberta Brzezinski
		Name:	Roberta Brzezinski
		Title:	Chief Executive Officer